AMENDMENT

TO

RESCISSION AND RELEASE AGREEMENT

The Rescission and Release Agreement (the "Agreement"), entered into, dated and made effective as of July 23rd, 2012, by and among GOLDEN PHOENIX MINERALS, INC., a Nevada corporation (the "Golden Phoenix"), GOLDEN PHOENIX PANAMA, S.A. (the " JV Company") and SILVER GLOBAL, S.A., a Panamanian corporation ("Silver Global"), shall be amended, effective as of July 30, 2012, as follows:

1. Paragraph 2(a) shall be amended to read:

      a)   a total of US$4,100,000.00 cash shall be returned to Golden Phoenix, subject to a discount of US$750,000.00 as consideration for timely payments as provided herein ("Cash Payment"), payable as follows:

      i.   The sum of US$ 350,000 payable concurrent with the execution of this Agreement;

      ii.   iii.   The sum of US$ 1,000,000 on or before six (6) calendar months from the date of this Agreement;

      iv.   The sum of US$ 1,000,000 on or before nine (9) calendar months from the date of this Agreement; and

      v.   A final payment of the sum of: (A) US$ 1,000,000 on or before twelve (12) calendar months from the date of this Agreement, so long as the payments set forth in this Section 2 have been timely made; or (B) $1,750,000.00 in the event of any delay beyond a five (5) business day grace period, of any of the payments set forth in this Section 2.

2. Paragraph 6(c) shall be amended to read:

      (c)   At Closing, Silver Global shall have delivered, or caused to be delivered, to the Trust Agent, to be held in Trust:

      (i) the GPX Shares together with an Irrevocable Stock Power in the form of Exhibit "B" attached hereto, to be appended to each of the original Certificates Nos. 4738 and 4814 for the GPX Shares; and

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(ii) cash or good funds in the amount of US$350,000.00 payable in full to Golden Phoenix.

3. Paragraph 6(e) and (f) shall be amended as follows:

The references to $250,000.00 shall be changed to $350,000.00.

4. Paragraph 9 shall be amended as follows:

The Panama Shares shall be subject to the following release schedule:

a) Upon the payments provided in clause 2 (a)(i) -$350,000.00 and the Panama Shares, five (5) Panama Shares shall be released and transferred by the Trust Agent to Silver Global;

b) Upon the payment provided in clause 2 (a)(ii) - $1,000,000.00, an additional five (5) shares of the Panama Shares shall be released and transferred by the Trust Agent to Silver Global;

c) Upon the payment provided in clause 2 (a)(iii) - $1,000,000.00, an additional two (2) shares of the Panama Shares shall be released and transferred by the Trust Agent to Silver Global;

d) Upon the final payment of the $1,000,000.00 due as provided in clause 2 (a)(iv), the final three (3) Panama Shares shall be released and transferred by the Trust Agent to Silver Global.

All other provisions of Paragraph 9 shall remain unchanged and in full force and effect.

END OF AMENDMENTS

All other provisions of the Rescission and Release Agreement entered into, dated and made effective as of July 23rd, 2012, shall remain unchanged and in full force and effect.

IN WITNESS WHEREOF, the duly authorized representatives of the parties hereto have entered into and executed this Agreement and Release, effective as of July 30, 2012.

SILVER GLOBAL, S.A., a Panamanian corporation:



By: _____

Name: Antonio Bonilla

Title: President

GOLDEN PHOENIX MINERALS, INC., a Nevada corporation



By: _____

Name: Donald Gunn

Title: Chairman, Interim Governing Board

GOLDEN PHOENIX PANAMA, S.A., a Panamanian corporation

By: _____

Name: Antonio Bonilla

Title: President

END OF AMENDMENT TO AGREEMENT